Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

SHENZHEN, China, March 19, 2025 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter and Fiscal Year 2024 Operational Highlights

	Three Months Ended December 31, 2023	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024	QoQ	YoY	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2024	YoY
Total loan amount facilitated and originated (RMB in million)	26,134	28,338	32,297	14.0%	23.6%	105,557	104,889	(0.6)%
Number of active borrowers	1,603,760	1,965,248	2,120,068	7.9%	32.2%	4,495,997	5,231,887	16.4%

•	The total loan amount facilitated and originated[1] in the fourth quarter of 2024 was RMB32,297 million, compared with RMB26,134 million in the same period of 2023.
•	The total loan amount facilitated and originated in 2024 was RMB104,889 million, compared with RMB105,557 million in 2023.
•	The total number of active borrowers[2] was 2,120,068 in the fourth quarter of 2024, compared with 1,603,760 in the same period of 2023.
•	The total number of active borrowers was 5,231,887 in 2024, compared with 4,495,997 in 2023.

	As of December 31, 2023	As of September 30, 2024	As of December 31, 2024
Total outstanding loan balance (RMB in million)	48,847	45,766	52,327
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.57%	1.02%	1.17%
Delinquency rates for all outstanding loans that are past due for 91-180 days	3.12%	3.22%	2.48%

•	The total outstanding loan balance[3] as of December 31, 2024 was RMB52,327 million, compared with RMB48,847 million as of December 31, 2023.
•	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of December 31, 2024 was 1.17%, compared with 1.57% as of December 31, 2023.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are excluded in the outstanding loan balance, except for Xiaoying Housing Loans. As Xiaoying Housing Loans is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing Loans delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 60 days are excluded when calculating the denominator. Starting from the first quarter of 2021, substantially all of the loans facilitated and originated by the Company have been Xiaoying Credit Loans.

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•	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of December 31, 2024 was 2.48%, compared with 3.12% as of December 31, 2023.

Fourth Quarter 2024 Financial Highlights

(In thousands, except for share and per share data)	Three Months Ended December 31 , 2023	Three Months Ended September 30, 2024	Three Months Ended December 31, 2024	QoQ	YoY
	RMB	RMB	RMB
Total net revenue	1,192,664	1,582,497	1,708,722	8.0%	43.3%
Total operating costs and expenses	(938,472)	(1,073,533)	(1,183,510)	10.2%	26.1%
Income from operations	254,192	508,964	525,212	3.2%	106.6%
Net income	188,968	375,840	385,626	2.6%	104.1%
Non-GAAP adjusted net income	230,782	433,625	408,022	(5.9)%	76.8%

Net income per ADS—basic	3.90	7.86	8.22	4.6%	110.8%
Net income per ADS—diluted	3.84	7.74	8.04	3.9%	109.4%

Non-GAAP adjusted net income per ADS—basic	4.74	9.12	8.70	(4.6)%	83.5%
Non-GAAP adjusted net income per ADS—diluted	4.68	8.88	8.46	(4.7)%	80.8%

•	Total net revenue in the fourth quarter of 2024 was RMB1,708.7 million (US$234.1 million), representing an increase of 43.3% from RMB1,192.7 million in the same period of 2023.
•	Income from operations in the fourth quarter of 2024 was RMB525.2 million (US$72.0 million), compared with RMB254.2 million in the same period of 2023.
•	Net income in the fourth quarter of 2024 was RMB385.6 million (US$52.8 million), compared with RMB189.0 million in the same period of 2023.
•	Non-GAAP[6] adjusted net income in the fourth quarter of 2024 was RMB408.0 million (US$55.9 million), compared with RMB230.8 million in the same period of 2023.
•	Net income per basic and diluted American depositary share (“ADS”) [7] in the fourth quarter of 2024 was RMB8.22 (US$1.13) and RMB8.04 (US$1.10), compared with RMB3.90 and RMB3.84, respectively, in the same period of 2023.
•	Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2024 was RMB8.70 (US$1.19) and RMB8.46 (US$1.16), compared with RMB4.74 and RMB4.68, respectively, in the same period of 2023.

Fiscal Year 2024 Financial Highlights

	Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2023	2024	YoY
	RMB	RMB
Total net revenue	4,814,884	5,871,782	22.0%
Total operating costs and expenses	(3,352,767)	(3,998,013)	19.2%
Income from operations	1,462,117	1,873,769	28.2%
Net income	1,186,794	1,539,906	29.8%
Non-GAAP adjusted net income	1,276,696	1,538,512	20.5%

Net income per ADS—basic	24.72	31.98	29.4%
Net income per ADS—diluted	24.48	31.50	28.7%

Non-GAAP adjusted net income per ADS—basic	26.58	31.98	20.3%
Non-GAAP adjusted net income per ADS—diluted	26.34	31.44	19.4%

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for Xiaoying Credit Loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the Xiaoying Credit Loans that the Company facilitated and originated as of a specific date. Xiaoying Credit Loans that are delinquent for more than 180 days are excluded when calculating the denominator.

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares.

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•	Total net revenue in 2024 was RMB5,871.8 million (US$804.4 million), representing an increase of 22.0% from RMB4,814.9 million in 2023.
•	Income from operations in 2024 was RMB1,873.8 million (US$256.7 million), compared with RMB1,462.1 million in 2023.
•	Net income in 2024 was RMB1,539.9 million (US$211.0 million), compared with RMB1,186.8 million in 2023.
•	Non-GAAP adjusted net income in 2024 was RMB1,538.5 million (US$210.8 million), compared with RMB1,276.7 million in 2023.
•	Net income per basic and diluted ADS in 2024 was RMB31.98 (US$4.38) and RMB31.50 (US$4.32), compared with RMB24.72 and RMB24.48, respectively, in 2023.
•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in 2024 was RMB31.98 (US$4.38) and RMB31.44 (US$4.31), compared with RMB26.58 and RMB26.34, respectively, in 2023.

Mr. Kent Li, President of the Company, commented, “We are very pleased to conclude the year with outstanding operational and financial results in the fourth quarter. Total loan volumes exceeded our guidance for both the fourth quarter and the fiscal year. Our relentless efforts to improve asset quality, coupled with a favorable macroeconomic environment, resulted in impressive top and bottom lines growth. In the second half of 2024, the Chinese government implemented a series of monetary and fiscal measures to increase liquidity, stabilize key sectors such as real estate, and stimulate economic growth, which also benefited the personal finance market we serve, including reducing our funding costs. As a result, both our top and bottom lines grew significantly in the fourth quarter and the fiscal year, with net income in the quarter more than doubling year-over-year.”

“Specifically on the operational front, our total loan amount facilitated and originated increased 24% year-over-year to RMB32 billion in the fourth quarter, above the high end of our guidance. Delinquency rates for all outstanding loans past due for 31-60 days and 91-180 days were 1.17% and 2.48%, respectively, at the end of the quarter, compared to 1.57% and 3.12% a year ago. Asset quality continued to improve throughout the year.”

“As we enter into 2025, the Chinese government has signaled a strong commitment to promoting the private sector as a key driver of innovation and sustainable growth. We are optimistic about our business prospects and will capitalize on this growth opportunity amid the favorable market environment to accelerate growth and enhance shareholder returns. For the full year 2025, we expect total loan volumes to increase by approximately 30% compared to last year. For the first quarter, we expect a sequential increase in total loan volumes despite the seasonal impact of the Chinese New Year. So far this quarter, we have witnessed continued improvement in asset quality, highlighting the effectiveness of our ongoing improvements in risk management and control.”

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“In addition, we are increasing our investments in AI applications to keep pace with the latest wave of innovation, exemplified by advancements such as DeepSeek. We have seamlessly implemented AI applications in many aspects of our business. For example, in customer service, we have developed a new generation of customer service robots based on the latest generative AI technology. We have also enabled intelligent customer service agent assistance by leveraging AI models such as Alibaba's Tongyi Qianwen and ByteDance's Doubao, including features like knowledge-based recommendations and real-time conversation quality inspection. In addition, we have transitioned from manual to AI-powered content review for promotional videos. We have also used AI to effectively improve coding efficiency and carry out system optimization. Furthermore, our multimodal AI risk management system, which achieves over 95% accuracy in contextual environment analysis through advanced pattern recognition, increases the accuracy and efficiency of our risk control system. Going forward, we will continue to use AI to further strengthen our technological capabilities, optimize operational efficiency, and enhance service quality.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to report strong financial results for the fourth quarter. Total net revenue increased by 43% year-over-year to RMB1.7 billion, while net income grew by 104% year-over-year to about RMB386 million. Throughout the year, our top and bottom lines continued to expand quarter-over-quarter, bringing total net revenue and net income for the full year to record highs of RMB5.9 billion and RMB1.5 billion, respectively.”

“Our balance sheet remains robust, with total shareholders' equity at year-end increasing 19% over the prior year, a testament to our solid and healthy financial position and disciplined capital management. Building on this strong foundation, we allocated US$76 million to share repurchases and dividends in 2024, including US$16.5 million in cash dividends, US$9.2 million for the tender offer, US$50.3 million for the share repurchase plans. These initiatives underscore our commitment to delivering value to shareholders while maintaining financial flexibility to support future growth. In 2025, we will continue to focus on shareholder returns through share repurchases and dividends while executing our proven strategy to drive long-term growth and value creation.”

Fourth Quarter 2024 Financial Results

Total net revenue in the fourth quarter of 2024 increased by 43.3% to RMB1,708.7 million (US$234.1 million) from RMB1,192.7 million in the same period of 2023, primarily due to growth in various disaggregated revenue compared with the same period of 2023. Please refer to analysis of disaggregation of revenue below.

	Three Months Ended December 31,
(In thousands, except for share and per share data)	2023		2024		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	615,482	51.6%	877,664	51.4%	42.6%
Post-origination service	166,807	14.0%	266,018	15.6%	59.5%
Financing income	307,692	25.8%	350,599	20.4%	13.9%
Guarantee income	16,576	1.4%	69,649	4.1%	320.2%
Other revenue	86,107	7.2%	144,792	8.5%	68.2%
Total net revenue	1,192,664	100.0%	1,708,722	100.0%	43.3%

Loan facilitation service fees in the fourth quarter of 2024 increased by 42.6% to RMB877.7 million (US$120.2 million) from RMB615.5 million in the same period of 2023, primarily due to an increase in the total loan amount facilitated this quarter compared with the same period of 2023.

Post-origination service fees in the fourth quarter of 2024 increased by 59.5% to RMB266.0 million (US$36.4 million) from RMB166.8 million in the same period of 2023, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

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Financing income in the fourth quarter of 2024 increased by 13.9% to RMB350.6 million (US$48.0 million) from RMB307.7 million in the same period of 2023, primarily due to an increase in average loan balances held by the Company compared with the same period of 2023.

Guarantee income in the fourth quarter of 2024 was RMB69.6 million (US$9.5 million), compared with RMB16.6 million in the same period of 2023, due to the cumulative effect of increased volume of loans facilitated covered by guarantee service in the previous quarters compared with the same period of 2023. Revenues from guarantee service are recognized systematically when the Company released from the underlying risk.

Other revenue in the fourth quarter of 2024 increased by 68.2% to RMB144.8 million (US$19.8 million), compared with RMB86.1 million in the same period of 2023, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the fourth quarter of 2024 increased by 4.3% to RMB439.0 million (US$60.1 million) from RMB421.0 million in the same period of 2023, primarily due to the increase in collection expenses resulting from the cumulative effect of increased volume of loans facilitated and originated in the previous quarters compared with the same period of 2023.

Borrower acquisitions and marketing expenses in the fourth quarter of 2024 increased by 45.2% to RMB503.7 million (US$69.0 million) from RMB347.0 million in the same period of 2023, primarily due to intensified efforts in borrower acquisitions compared with the same period of 2023.

Provision for loans receivable in the fourth quarter of 2024 was RMB64.3 million (US$8.8 million), compared with RMB99.4 million in the same period of 2023, primarily due to a decrease in the average estimated default rate compared with the same period of 2023, and partially offset by an increase in loans receivable held by the Company as a result of the cumulative effect of increased volume of loans facilitated and originated in the previous quarters compared with the same period of 2023.

Provision for contingent guarantee liabilities in the fourth quarter of 2024 was RMB116.1 million (US$15.9 million), compared with RMB25.9 million in the same period of 2023, primarily due to an increase in guarantee liabilities held by the Company as a result of the increased volume of loans facilitated covered by the guarantee service this quarter compared with the same period of 2023.

Income from operations in the fourth quarter of 2024 was RMB525.2 million (US$72.0 million), compared with RMB254.2 million in the same period of 2023.

Income before income taxes in the fourth quarter of 2024 was RMB540.8 million (US$74.1 million), compared with RMB261.7 million in the same period of 2023.

Income tax expense in the fourth quarter of 2024 was RMB150.8 million (US$20.7 million), compared with RMB47.4 million in the same period of 2023.

Net income in the fourth quarter of 2024 was RMB385.6 million (US$52.8 million), compared with RMB189.0 million in the same period of 2023.

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Non-GAAP adjusted net income in the fourth quarter of 2024 was RMB408.0 million (US$55.9 million), compared with RMB230.8 million in the same period of 2023.

Net income per basic and diluted ADS in the fourth quarter of 2024 was RMB8.22 (US$1.13), and RMB8.04 (US$1.10), compared with RMB3.90 and RMB3.84, respectively, in the same period of 2023.

Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2024 was RMB8.70 (US$1.19), and RMB8.46 (US$1.16), compared with RMB4.74 and RMB4.68 respectively, in the same period of 2023.

Cash and cash equivalents was RMB984.6 million (US$134.9 million) as of December 31, 2024, compared with RMB1,044.1 million as of September 30, 2024.

Fiscal Year 2024 Financial Results

Total net revenue in 2024 increased by 22.0% to RMB5,871.8 million (US$804.4 million) from RM4,814.9 million in 2023, primarily due to growth in various disaggregated revenue compared with 2023. Please refer to analysis of disaggregation of revenue below.

	Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2023		2024		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	2,740,974	56.9%	3,102,345	52.8%	13.2%
Post-origination service	596,582	12.4%	759,539	12.9%	27.3%
Financing income	1,137,336	23.6%	1,372,004	23.5%	20.6%
Guarantee income	24,498	0.5%	201,716	3.4%	723.4%
Other revenue	315,494	6.6%	436,178	7.4%	38.3%
Total net revenue	4,814,884	100.0%	5,871,782	100.0%	22.0%

Loan facilitation service fees in 2024 increased by 13.2% to RMB3,102.3 million (US$425.0 million) from RMB2,741.0 million in 2023, primarily due to a decrease in the expected prepayment rates this year compared with 2023.

Post-origination service fees in 2024 increased by 27.3% to RMB759.5 million (US$104.1 million) from RMB596.6 million in 2023, primarily due to the cumulative effect of increased volume of loans facilitated in the previous years. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in 2024 increased by 20.6% to RMB1,372.0 million (US$188.0 million) from RMB1,137.3 million in 2023, primarily due to an increase in average loan balances held by the Company compared with 2023.

Guarantee income in 2024 was RMB201.7 million (US$27.6 million), compared with RMB24.5 million in 2023, due to the cumulative effect of increased volume of loans facilitated covered by guarantee service compared with 2023. Revenues from guarantee service are recognized systematically when the Company released from the underlying risk.

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Other revenue in 2024 increased by 38.3% to RMB436.2 million (US$59.8 million), compared with RMB315.5 million in 2023, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in 2024 increased by 12.6% to RMB1,738.1 million (US$238.1 million) from RMB1,544.0 million in 2023, primarily due to the increase in collection expenses resulting from the cumulative effect of increased volume of loans facilitated and originated in the previous quarters compared with 2023.

Borrower acquisitions and marketing expenses in 2024 increased by 15.4% to RMB1,582.5 million (US$216.8 million) from RMB1,370.9 million in 2023, primarily due to intensified efforts in borrower acquisitions compared with 2023.

Provision for loans receivable in 2024 was RMB221.7 million (US$30.4 million), compared with RMB229.1 million in 2023.

Provision for contingent guarantee liabilities in 2024 was RMB241.7 million (US$33.1 million), compared with RMB67.5 million in 2023, primarily due to an increase in guarantee liabilities held by the Company as a result of the increased volume of loans facilitated covered by the guarantee service this year compared with 2023.

Income from operations in 2024 was RMB1,873.8 million (US$256.7 million), compared with RMB1,462.1 million in 2023.

Income before income taxes in 2024 was RMB1,894.3 million (US$259.5 million), compared with RMB1,468.6 million in 2023.

Income tax expense in 2024 was RMB405.7 million (US$55.6 million), compared with RMB261.1 million in 2023.

Net income in 2024 was RMB1,539.9 million (US$211.0 million), compared with RMB1,186.8 million in 2023.

Non-GAAP adjusted net income in 2024 was RMB1,538.5 million (US$210.8 million), compared with RMB1,276.7 million in 2023.

Net income per basic and diluted ADS in 2024 was RMB31.98 (US$4.38), and RMB31.50 (US$4.32), compared with RMB24.72 and RMB24.48, respectively, in 2023.

Non-GAAP adjusted net income per basic and diluted ADS in 2024 was RMB31.98 (US$4.38), and RMB31.44 (US$4.31), compared with RMB26.58 and RMB26.34 respectively, in 2023.

Cash and cash equivalents was RMB984.6 million (US$134.9 million) as of December 31, 2024, compared with RMB1,195.4 million as of December 31, 2023.

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Recent Development

Share Repurchase Plan

In the fourth quarter of 2024, the Company repurchased an aggregate of approximately 38.4 million Class A ordinary shares represented by 6.4 million ADSs for a total consideration of approximately US$49.0 million. Throughout 2024, the Company repurchased an aggregate of approximately 52.2 million Class A ordinary shares, of which about 50.5 million Class A ordinary shares were in the forms of ADSs, with a total consideration of approximately US$59.5 million. As of the date of this announcement, the Company’s previous US$30 million and US$20 million repurchase plans have been fully utilized. The Company has approximately US$15.9 million remaining for repurchases under its US$50 million share repurchase plan, which is effective through June 30, 2026.

Declaration of Semi-Annual Dividend

Pursuant to the semi-annual dividend policy, the Board today approved the declaration and payment of a semi-annual dividend of US$0.25 per ADS (approximately US$0.042 per ordinary share). The holders of the Company’s ordinary shares shown on the Company’s record at the close of trading on June 20, 2025 (U.S. Eastern Daylight Time) will be entitled to the semi-annual dividend. These shareholders, including the Bank of New York Mellon, the depositary of our ADS program (the “Depositary”), will receive the payments of dividends on or about July 2, 2025. Dividends to the Company’s ADS holders will be paid by the Depositary on or after July 2, 2025, and the precise timing of receipt will vary based on the processing efficiency of the respective holding brokerage.

Business Outlook

The Company expects the total loan amount facilitated and originated for the first quarter of 2025 to be between RMB33.5 billion and RMB34.5 billion. The total loan amount facilitated and originated for 2025 is expected to be between RMB134.4 billion and RMB138.4 billion.

This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 20, 2025 (7:00 PM Beijing / Hong Kong Time on March 20, 2025).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

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A replay of the conference call may be accessed by phone at the following numbers until March 27, 2025:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	2479997

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, (iii) adjusted net income (loss) per diluted ADS, (iv) adjusted net income (loss) per basic share, and (v) adjusted net income (loss) per diluted share, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments, gain (loss) from financial investments at equity method and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

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For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

Disclaimer

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the followings: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

Use of Projections

This announcement also contains certain financial forecasts (or guidance) with respect to the Company’s projected financial results. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections or guidance for the purpose of their inclusion in this announcement, and accordingly, they did not express an opinion or provide any other form assurance with respect thereto for the purpose of this announcement. This guidance should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company, or that actual results will not differ materially from those set forth in the prospective financial information. Inclusion of the prospective financial information in this announcement should not be regarded as a representation by any person that the results contained in the prospective financial information will actually be achieved. You should review this information together with the Company’s historical information.

10 / 11

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

11 / 11

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2023	As of December 31, 2024	As of December 31, 2024
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,195,352	984,611	134,891
Restricted cash, net	749,070	676,793	92,720
Accounts receivable and contract assets, net	1,659,588	2,029,550	278,047
Loans receivable from Credit Loans and other loans, net	4,947,833	4,828,317	661,477
Deposits to institutional cooperators, net	1,702,472	1,958,297	268,286
Prepaid expenses and other current assets, net	48,767	34,079	4,667
Financial guarantee derivative	-	1,038	142
Deferred tax assets, net	135,958	197,713	27,087
Long term investments	493,411	498,038	68,231
Property and equipment, net	8,642	15,833	2,169
Intangible assets, net	36,810	36,592	5,013
Loan receivable from Housing Loans, net	8,657	-	-
Financial investments	608,198	513,476	70,346
Other non-current assets	55,265	44,951	6,158
TOTAL ASSETS	11,650,023	11,819,288	1,619,234

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	3,584,041	2,184,086	299,218
Guarantee liabilities	61,907	187,641	25,707
Deferred guarantee income	46,597	164,725	22,567
Short-term borrowings	565,000	328,500	45,004
Accrued payroll and welfare	86,771	94,717	12,976
Other tax payable	289,819	279,993	38,358
Income tax payable	446,500	591,491	81,034
Accrued expenses and other current liabilities	595,427	941,506	128,986
Dividend payable	59,226	-	-
Other non-current liabilities	37,571	27,516	3,770
Deferred tax liabilities	30,040	65,959	9,036
TOTAL LIABILITIES	5,802,899	4,866,134	666,656

Commitments and Contingencies
Equity:
Common shares	207	207	28
Treasury stock	(111,520)	(509,644)	(69,821)
Additional paid-in capital	3,196,942	3,207,028	439,361
Retained earnings	2,692,018	4,174,511	571,906
Other comprehensive income	69,477	81,052	11,104
Total X Financial shareholders' equity	5,847,124	6,953,154	952,578
Non-controlling interests	-	-	-
TOTAL EQUITY	5,847,124	6,953,154	952,578

TOTAL LIABILITIES AND EQUITY	11,650,023	11,819,288	1,619,234

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	615,482	877,664	120,239	2,740,974	3,102,345	425,020
Post-origination service	166,807	266,018	36,444	596,582	759,539	104,056
Financing income	307,692	350,599	48,032	1,137,336	1,372,004	187,964
Guarantee income	16,576	69,649	9,542	24,498	201,716	27,635
Other revenue	86,107	144,792	19,836	315,494	436,178	59,756
Total net revenue	1,192,664	1,708,722	234,093	4,814,884	5,871,782	804,431

Operating costs and expenses:
Origination and servicing[1]	420,987	438,975	60,139	1,544,014	1,738,139	238,124
Borrower acquisitions and marketing[1]	346,994	503,704	69,007	1,370,942	1,582,472	216,798
General and administrative[1]	39,110	48,886	6,697	153,943	175,934	24,103
Provision for accounts receivable and contract assets	6,250	13,262	1,817	12,234	35,732	4,895
Provision for loans receivable	99,365	64,289	8,808	229,137	221,658	30,367
Provision for contingent guarantee liabilities	25,926	116,103	15,906	67,520	241,738	33,118
Change in fair value of financial guarantee derivative[2]	-	(1,038)	(142)	(24,966)	(1,038)	(142)
Fair value adjustments related to Consolidated Trusts[2]	-	-	-	531	-	-
(Reversal of) provision for credit losses for deposits and other financial assets	(160)	(671)	(92)	(588)	3,378	463
Total operating costs and expenses	938,472	1,183,510	162,140	3,352,767	3,998,013	547,726

Income from operations	254,192	525,212	71,953	1,462,117	1,873,769	256,705
Interest income (expenses), net	(2,587)	4,338	594	(20,365)	(560)	(77)
Foreign exchange (gain) loss	3,232	(6,183)	(847)	(4,023)	(9,533)	(1,306)
Income from financial investments[3]	5,480	13,396	1,835	6,498	17,134	2,347
Other income, net	1,346	4,084	560	24,351	13,521	1,852

Income before income taxes	261,663	540,847	74,095	1,468,578	1,894,331	259,521

Income tax expense	(47,351)	(150,778)	(20,657)	(261,130)	(405,702)	(55,581)
Gain (loss) from equity in affiliates, net of tax	(21,550)	4,587	628	(1,931)	10,159	1,392
Gain (loss) from financial investments at equity method, net of tax[3]	(3,794)	(9,030)	(1,237)	(18,723)	41,118	5,633
Net income	188,968	385,626	52,829	1,186,794	1,539,906	210,965
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	188,968	385,626	52,829	1,186,794	1,539,906	210,965

Net income	188,968	385,626	52,829	1,186,794	1,539,906	210,965
Other comprehensive income, net of tax of nil:
Gain (loss) from equity in affiliates	(52)	105	14	(7)	(314)	(43)
Income (loss) from financial investments	475	(5,807)	(796)	475	293	40
Foreign currency translation adjustments	(8,214)	19,186	2,628	5,410	11,596	1,589
Comprehensive income	181,177	399,110	54,675	1,192,672	1,551,481	212,551
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	181,177	399,110	54,675	1,192,672	1,551,481	212,551

Net income per share—basic	0.65	1.37	0.19	4.12	5.33	0.73
Net income per share—diluted	0.64	1.34	0.18	4.08	5.25	0.72

Net income per ADS—basic	3.90	8.22	1.13	24.72	31.98	4.38
Net income per ADS—diluted	3.84	8.04	1.10	24.48	31.50	4.32

Weighted average number of ordinary shares outstanding—basic	291,312,698	281,823,659	281,823,659	288,115,969	288,828,371	288,828,371
Weighted average number of ordinary shares outstanding—diluted	294,631,195	288,542,180	288,542,180	290,833,214	293,354,671	293,354,671

1 Starting in the first quarter of 2024, management has concluded to separate expenses related to borrower acquisitions from origination and servicing expenses and indirect expenses of the borrower acquisitions from general and administrative expenses to a single line item as theses expenses become more and more significant and thus deemed to be useful to financial statement users. Furtherly, management has determined to embed the sales and marketing expenses, which is not considered as material, in other line item. In conclusion, management has decided to combine these two line items into one captioned borrower acquisitions and marketing expenses. Management has correspondingly conformed prior period presentation to current period presentation to enhance comparability. This change in presentation does not affect any subtotal line on the face of consolidated statements of comprehensive income.

	Three Months Ended December 31, 2023
(In thousands, except for share and per share data)	before re-grouping	after re-grouping	Changes
	RMB	RMB	RMB
Origination and servicing	755,238	420,987	(334,251)
Borrower acquisitions and marketing expenses	-	346,994	346,994
Sales and marketing	3,711	-	(3,711)
General and administrative	48,142	39,110	(9,032)

2 Starting in the first quarter of 2024, management has considered the facts that fair value change related to financial guarantee services and Consolidated Trusts are generated from ordinary course of businesses, and has concluded to reclass the amount to captions above total operating costs and expenses. Prior to the reclassification, management classified all amount of fair value changes to captions below total operating costs and expenses. This reclassification does not have impact on net income for any prior periods presented.

3 The Company has revised the presentation of the gain (loss) from financial investments at equity method after income tax expense, which previously reported as "Income (loss) from financial investments" before income tax expense. Additionally,  "Impairment losses on long-term investments" accounted under the equity method have been reclassified into the gain (loss) from equity in affiliates after income tax expense. This change in presentation does not affect the net income for any periods presented.

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	188,968	385,626	52,829	1,186,794	1,539,906	210,965
Less: Income (loss) from financial investments (net of tax of nil)	5,480	13,396	1,835	6,498	17,134	2,347
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	-	-
Less: Impairment losses on long-term investments (net of tax)	(35,079)	(16,680)	(2,285)	(35,079)	(16,680)	(2,285)
Less: Gain (loss) from financial investments at equity method (net of tax of nil)	(3,794)	(9,030)	(1,237)	(18,723)	41,118	5,633
Add: Share-based compensation expenses (net of tax of nil)	8,421	10,082	1,381	42,598	40,178	5,504
Non-GAAP adjusted net income	230,782	408,022	55,897	1,276,696	1,538,512	210,774

Non-GAAP adjusted net income per share—basic	0.79	1.45	0.20	4.43	5.33	0.73
Non-GAAP adjusted net income per share—diluted	0.78	1.41	0.19	4.39	5.24	0.72

Non-GAAP adjusted net income per ADS—basic	4.74	8.70	1.19	26.58	31.98	4.38
Non-GAAP adjusted net income per ADS—diluted	4.68	8.46	1.16	26.34	31.44	4.31

Weighted average number of ordinary shares outstanding—basic	291,312,698	281,823,659	281,823,659	288,115,969	288,828,371	288,828,371
Weighted average number of ordinary shares outstanding—diluted	294,631,195	288,542,180	288,542,180	290,833,214	293,354,671	293,354,671